Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

April 23, 2026

VIA EDGAR

Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp XII

Registration Statement on Form S-1

Filed April 2, 2026, as amended

File No. 333-294851

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Churchill Capital Corp XII that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Monday, April 27, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 200 copies of the Preliminary Prospectus dated April 2, 2026 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director

As Underwriter

 [Signature Page to Underwriter’s Acceleration Request Letter]